Exhibit 99.1

Constellium Prices Notes Offering

Paris, June 16, 2020 – Constellium SE (NYSE : CSTM) (“Constellium” or the “Company”) today announced that the Company has priced a private offering (the “Notes Offering”) of $325 million of U.S. dollar denominated senior unsecured notes due 2028 (the “Notes”). The Notes will bear interest at a rate of 5.625% per annum, payable semi-annually in arrears. The Notes will be guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes Offering is expected to close on June 30, 2020, subject to customary closing conditions.

The Company expects to use the net proceeds from the Notes Offering to fund the redemption of all of its outstanding 4.625% Senior Notes due 2021 (the “Redemption”). The Company intends to use any remaining net proceeds from the Notes Offering for general corporate purposes and to pay related fees and expenses.

The Notes will be offered and sold to qualified institutional buyers in the United States pursuant to Rule 144A and outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase shares of the Company, the Notes or any other securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption of any of the Company’s existing notes.

The Notes are not intended to be offered, sold, transferred or otherwise made available to and should not be offered, sold, transferred or otherwise made available, as part of their initial distribution or at any time thereafter, directly or indirectly to any retail investor in the European Economic Area (the “EEA”) or the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Regulation (EU) 2017/1129 on the prospectus to be published when the securities are offered to the public or admitted to trading. Consequently, no key information document required by Regulation (EU) No 1286/2014 for offering or selling the Notes or otherwise making available to retail investors in the EEA or UK has been prepared and therefore offering or selling the Notes or otherwise making available to any retail investor in the EEA or UK may be unlawful. Solely for the purposes of each manufacturer’s product approval process in MiFID II, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market of the Notes is eligible counterparties and professional clients only (each as defined in MiFID II) and (ii) all channels for distribution of such Notes to eligible counterparties and professional clients are appropriate.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.9 billion of revenue in 2019.

www.constellium.com

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.